

April 14, 2021

Frank Magliochetti
Chief Executive Officer
ClickStream Corp
8549 Wilshire Boulevard Suite 2181
Beverly Hills, CA 90211

> **Re: ClickStream Corp**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 2, 2021**
> **File No. 024-11475**

Dear Mr. Magliochetti:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2021 letter.

Amendment No. 1 to Form 1-A filed April 2, 2021

Description of Our Business
New Business, page 18

1.   We note you that acquired Rebel Blockchain, Inc. on March 19, 2021. Please provide your calculations regarding how you determined the significance of this acquisition and whether financial statements and pro forma financial statements are required in the offering statement. Refer to the guidance in (b)(7)(iii) and (iv) of Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X. Also, revise to include a discussion of this transaction in your subsequent events footnote disclosures, if material. Refer to ASC 855-10-50-2.

2. To the extent the acquisition of Rebel Blockchain will be material to your business, please revise to include an enhanced discussion regarding your potential involvement in blockchain technology and the related risks, challenges and regulations associated with such business.

3. It appears from disclosures in the Stock Purchase agreement filed in Exhibit 6.18 that the company had 243,963,102 common shares and 8,000,000 preferred shares issued and outstanding as of the date of such agreement. Please reconcile such amounts to the outstanding share information included in the offering statement and ensure that any issuances subsequent to the date of the most recent balance sheet are appropriately disclosed in your subsequent events footnotes. Refer to ASC 855-10-50-2.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Ficksman